Emerson's Southburger - Weekly Sales Forecast

	Seating Capacity	70		

	Lunch	Dinner	Bar	50	Weeks/yr open
Business Hours	12-4 M-S	4-10 M-T; 4-11 F/S		4.17	Weeks/Month
Avg Entree	$16.00	$16.00			
Avg Appetizer	$9.00	$9.00			
Avg Dessert	$8.00	$8.00			
Avg Beer/Wine	$8.00	$8.00			
Avg. Soda/Coffee	$4.00	$4.00			

		Avg Check	# of Patrons	# of Orders	Total Sales	TOTAL FOOD SALES	TOTAL BEV SALES
MONDAY	Lunch		56				
	Food	$16.85		56	$943.60		
	Beverage	$6.00		56	$336.00		
	Take-out	$16.00	5	5	$80.00		
	Dinner		112				
	Food	$17.70		112	$1,982.40		
	Beverage	$10.00		112	$1,120.00		
	Take-out	$16.00	10	10	$160.00		
	Bar/Lounge						
	Food						
	Beverage					$3,166.00	$1,456.00
	# Patrons per Day (excludes Take out orders)		168	Total # Orders	183	Occupancy Ratio All Day	2.4

		Avg Check	# of Patrons	# of Orders	Total Sales	TOTAL FOOD SALES	TOTAL BEV SALES
TUESDAY	Lunch		56				
	Food	$16.85		56	$943.60		
	Beverage	$6.00		56	$336.00		
	Take-out	$16.00	5	5	$80.00		
	Dinner		112				
	Food	$17.70		112	$1,982.40		
	Beverage	$10.00		112	$1,120.00		
	Take-out	$16.00	10	10	$160.00		
	Bar/Lounge						
	Food						
	Beverage					$3,166.00	$1,456.00
	# Patrons per Day (excludes Take out orders)		168	Total # Orders	183	Occupancy Ratio All Day	2.4

		Avg Check	# of Patrons	# of Orders	Total Sales	TOTAL FOOD SALES	TOTAL BEV SALES
WEDNESDAY	Lunch		56				
	Food	$16.85		56	$943.60		
	Beverage	$6.00		84	$504.00		
	Take-out	$16.00	5	5	$80.00		
	Dinner		112				
	Food	$20.25		112	$2,268.00		
	Beverage	$10.00		112	$1,120.00		
	Take-out	$16.00	10	10	$160.00		
	Bar/Lounge						
	Food						
	Beverage					$3,451.60	$1,624.00
	# Patrons per Day (excludes Take out orders)		168	Total # Orders	183	Occupancy Ratio All Day	2.4

The numbers in this file are projections and cannot be guaranteed.